FIRSTBINGO.COM
488 Huron Street
Toronto, Ontario
Canada M5R 2R3

August 22, 2003

United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Firstbingo.com
Form SB-2 Registration Statement
Registration No. 333-86466
Post Effective Amendment

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Firstbingo.com (the "Company") hereby requests that its Post-Effective Amendment to its Form SB-2 Registration Statement filed with the SEC on August 15, 2003, be withdrawn.

The Post-Effective Amendment is being withdrawn for the reason that the Post-Effective Amendment sought to register additional shares of common stock which were not contained in the original Form SB-2 registration statement which was declared effective on October 11, 2002 and which expired on July 8, 2003.

The Company confirms that no securities have been issued or sold pursuant to the Post-Effective Amendment.

Yours truly,

Firstbingo.com

BY: /s/ Richard L. Wachter
Richard L. Wachter, President and Chief Financial Officer

rlw:jtl

cc: Conrad C. Lysiak